

TA Fintech Inc.

Regulation Crowdfunding Form C-AR Annual Report

April 30, 2026

TABLE OF CONTENTS

About this Form C-AR

TA Fintech Inc. ("TA Fintech" or the "Company"), having offered and sold securities in reliance of 15 U.S.C. 77d(a)(6) and in accordance with 15 U.S.C. 77d–1 and Regulation Crowdfunding, is required to make this annual report (the "Form C-AR," or the "Annual Report") to disclose certain updates about the Company.

Form C-AR Summary

The Company

Company	TA Fintech Inc. ("the Company," "the Issuer," or "Trade Algo")
Form of Organization	Corporation
State of Jurisdiction	Delaware
Date of Organization	September 24, 2021
Physical Address	401 Park Avenue S., Floor 10, Ste. 202, New York, NY 10016
Company Website	www.tradealgo.com
Offering Website	https://www.investintafintech.com/
Number of Employees	2
Fiscal Year End	December 31

Directors and Officers of the Company

Directors

Name	Carlos Cruz
Current Position and Title	Director and Chief Executive Officer ("CEO") of the Company
Responsibilities	Conducting and managing the business affairs of the Company
Dates of Service	June 2025 to Present
Principal Occupation	Software developer and serial entrepreneur who serves as chief executive officer at multiple companies
BUSINESS EXPERIENCE IN THE PAST 3 YEARS	

EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES HELD	DATES
TA Fintech Inc.	CEO	Web platform offering market data analytics and providing equitable access to disparate financial APIs and portfolio data; responsibilities held include managing the business affairs of the Company.	June 2025 to Present
Attix Inc.	CEO	Marketing and back-end office services; responsibilities held include managing the day-to-day operations of the company.	October 2020 to Present
Attix Apac Pte Ltd (formerly Technology Services Group Singapore "TSGS")	Executive Chairman	Product development and back-end office services; responsibilities held include managing the operations of the company.	November 2022 to Present
Technology Holdings North America Inc. ("Vama")	CEO	Developing an application allowing users to communicate via encrypted communications; responsibilities held include managing the business affairs of the company.	May 2022 to Present
Vittori Inc.	CEO	Developing the Vittori Supercar vehicle; responsibilities held include managing the business affairs of the company.	September 2024 to Present

Name	Jonathan Stone
Current Position and Title	Founder Emeritus & Director
Dates of Service	September 2021 to Present
Principal Occupation	Entrepreneur

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES HELD	DATES
TA Fintech Inc.	Founder Emeritus & Director	Web platform offering market data analytics and providing equitable access to disparate financial APIs and portfolio data; responsibilities are to perform duties assigned by the Board of Directors, to offer business advice upon request, and to be available to consider and discuss the Company's business, strategy, and prospects.	June 2025 to Present
TA Fintech Inc.	CEO	Web platform offering market data analytics and providing equitable access to disparate financial APIs and portfolio data; responsibilities held include conducting and managing the business affairs of the Company.	September 2021 to June 2025

Name	Patrick McErlean
Current Position and Title	Director and Chief Technology Officer ("CTO")
Responsibilities	Oversight of the Company (as Director)
Dates of Service	June 2025 to Present (as Director)
Principal Occupation	Chief Technology Officer at Attix Inc.

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES HELD	DATES
TA Fintech Inc.	CTO	Web platform offering market data analytics and providing equitable access to disparate financial APIs	October 2021 to Present

		and portfolio data; responsibilities held include managing the Company's data infrastructure and technological architecture.	
Attix Inc.	CTO	Marketing and back-end office services; responsibilities held include managing the Company's data infrastructure and technological architecture.	October 2021 to Present
Technology Holdings North America Inc. ("VAMA")	CTO	Developing an application allowing users to communicate via encrypted communications; responsibilities held include managing the Company's data infrastructure and technological architecture.	May 2022 to Present

Name	Zonel "Tony" Pascasio
Current Position and Title	Director
Responsibilities	Serving on the board of directors of the Company
Dates of Service	June 2025 to Present
Principal Occupation	Entrepreneur in Real Estate

BUSINESS EXPERIENCE IN THE PAST 3 YEARS			
EMPLOYER	TITLE	PRINCIPAL BUSINESS OF EMPLOYER & RESPONSIBILITIES HELD	DATES
Pascasio Enterprises Inc.	Chief Executive Officer	Managing and owning assisted living facilities and apartment buildings; his responsibilities include managing the day-to-day operations of company.	April 2011 to Present

Officers

Carlos Cruz serves as CEO of the Company, while Patrick McErlean serves as CTO of the Company. Jonathan Stone served as CEO of the Company until June 2025. All three of these individuals also serve on the Company's Board of Directors. Please see the above section for a discussion of the positions and offices with the Company held by these individuals, including the period of time in which such persons served in the position and their business experience during the past three years.

Biographical Information

CARLOS CRUZ

Carlos Cruz is an accomplished international entrepreneur with a track record of leading multi-million-dollar companies, including as CEO of TA Fintech Inc., Vittori Inc., and Attix Inc. He focuses on building scalable products, tightening operations, and aligning teams around clear, measurable outcomes. A master of operations, multi-channel product distribution, and marketing, Carlos has a proven ability to increase sales, grow bottom lines, and spearhead operational improvements that drive productivity and reduce costs. With a keen eye for detail and a pragmatic approach, Carlos thrives in dynamic, demanding environments. Carlos's exceptional communication skills and strong negotiation abilities have been essential in negotiations with vendors and other software developers. Carlos is responsible for leading operations and strategic direction with full responsibility for bottom-line factors, including long-range planning and global product management.

JONATHAN "JON" STONE

Jon Stone, a serial entrepreneur, has established several businesses, and spearheaded innovative technologies to increase market clarity and efficiency. As a graduate of ASU, Jon holds an interest in leadership and management philosophy, drawing inspiration from the teachings of Jack Welch. He has pursued blockchain technology studies at MIT Sloan School of Management, learning from the economics scholar, Professor Christian Catalini.

PATRICK MCERLEAN

Patrick McErlean is an experienced technology leader with a background in software engineering and product development. He has led technical teams in building and scaling platforms across fintech and data-driven businesses. Patrick holds a degree in Computer Science with a minor in Mathematics and Statistics from The College of New Jersey. He brings strong technical and strategic insight to the Company's board and operations.

TONY PASCASIO

Tony Pascasio is an entrepreneur and property investor with a background in business administration. He owns and operates several assisted-living facilities and manages multiple real-estate ventures. Tony has built a track record in business development and operational management. He brings a practical and growth-oriented perspective to the Company's board.

Principal Security Holders of the Company

NAME OF OWNER	NUMBER AND CLASS OF SECURITIES NOW HELD	% OF VOTING POWER
Carlos Cruz	107,425,507 shares of common stock	55.26% *

* Carlos Cruz holds an irrevocable voting proxy which grants him the right to vote approximately 100% of shares of common stock (subject to the voting proxies).

Business of the Company

Business Summary

TA Fintech, Inc. (the "Company" "Trade Algo" or "TA") is a corporation organized under the laws of the state of Delaware. Trade Algo aims to enable individuals and institutions to confidently make data-driven investment decisions by identifying dark market data analytics and providing equitable access to disparate financial APIs and portfolio data. TA Fintech Inc. was initially organized as Broad Bold Park, Inc., a Delaware Corporation on September 24, 2021 and was later changed to TA Fintech Inc. to further align the brand with the Fintech category in which it operates.

Since 2021, the Company's business consists of a SaaS software model focused on providing market data services and solutions to retail investors, RIA's and hedge funds. The Company's market analytics are sold online in North America and through affiliate partnerships with financial media companies as well as a direct-to-consumer businesses model.

The Company has a software development team building tools that increase financial transparency for retail investors. The Company's investment technology captures market-moving data that is not commonly available to all investors. The Company provides a wide range of market data including a vast amount of historical data for the US market updated in real-time. End-of-day tick-level data for international markets available and consolidated US Equities from all major markets in real-time. The Company's proprietary software includes a real-time option radar with our comprehensive technical and fundamental market analysis algorithm showing greeks & implied volatility of the underlying asset expected.

Through the Company's ATS data algorithm, it offers visualization off exchange market liquidity trading that occurs away from traditional stock exchanges in near real time.

The company has one office location: 401 Park Avenue South, 10th Floor, Suite 202, New York, NY 10016.

Current stage and roadmap

The Company's long-term vision is to democratize institutional-grade market intelligence by giving investors access to technology that improves transparency and decision-making. The Company continues to expand its analytics capabilities, datasets, and partnerships, and currently collaborates with a duly licensed Registered Investment Adviser (RIA) firm for certain licensed activities. The Company is actively developing its financial services infrastructure, including pursuing registration of a Registered Investment Adviser and exploring additional regulated financial service offerings, all subject to applicable regulatory approvals and compliance requirements.

Competition

TA Fintech operates in a competitive landscape that includes established data vendors, fintech analytics firms, and AI research providers. Legacy platforms such as Bloomberg Terminal, FactSet, and Morningstar Direct dominate institutional data services but remain costly and closed systems.

TA Fintech differentiates itself through its AI-first analytics architecture, explainable algorithms, and multi-dataset integration, delivered through a scalable SaaS model. This enables investors, advisers, and institutions to access institutional-grade insights in real time while maintaining complete control over their own investment decisions.

Risk Factors

The Company is required to identify risks that are specific to its business and financial condition; the risks discussed herein may or may not be unique to the Company. Like other companies, the Company is subject to general economic risks, as well as industry-specific risks and situational risks. These include risks relating to economic downturns, political and economic events, and others. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider the general risks as well as specific risks when deciding to make an investment.

An investment in the company involves significant risk and is suitable only for persons who are capable of bearing the risks, including the risk of loss of a substantial part or all of their investment. Careful consideration of the following risk factors, as well as other information in this Offering Memorandum is advisable prior to investing. Prospective investors should read all sections of this Offering Memorandum and are strongly urged and expected to consult their own legal and financial advisers before investing in the shares. The information in this Offering Memorandum including the company's business plan contains both historical and forward-looking statements. Please be advised that the company's actual financial condition, operating results, and business performance may differ materially from that estimated by the company in forward-looking statements. The company has attempted to identify, in context, certain of the factors that it currently believes could cause actual future results to differ from the company's current expectations. The differences may be caused by a variety of factors, including but not limited to, adverse economic conditions, competitors (including the entry of new competitors), inadequate capital, unexpected costs, lower revenues and net income than anticipated, fluctuation and volatility of the company's operating results and financial condition, inability to carry out marketing and sales plans, loss of key executives or other personnel, and other risks that may or may not be referred to in these risk factors.

Investing in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Shares should only be undertaken by individuals with sufficient financial resources to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company, as well as the following risk factors, in addition to the other information listed in this Offering Memorandum. The following risk factors are not intended to be a complete description of the commercial and other risks inherent in the investment in the Company.

Risks Relating to Investment in and Ownership of the Company Generally

THE COMPANY IS CURRENTLY UNDER SEC INVESTIGATION

The ongoing SEC investigation presents significant risks that could materially adversely affect the Company's business, financial condition, and prospects. The investigation could result in enforcement actions, including but not limited to civil monetary penalties, disgorgement of profits, injunctive relief, or other sanctions that could substantially harm the Company's operations and financial resources. The uncertainty surrounding the investigation may damage the Company's reputation and credibility with customers, partners, and potential investors, potentially leading to loss of business relationships and difficulty in raising future capital. The investigation process itself imposes substantial costs, including legal fees, compliance expenses, and management time diverted from business operations, which could strain the Company's financial resources and operational efficiency. Additionally, if the SEC determines that the Company has violated federal securities laws, such findings could trigger additional regulatory scrutiny, shareholder lawsuits, or criminal referrals, further compounding the Company's legal and financial exposure. The outcome and timing of the investigation remain uncertain, and there can be no assurance that the matter will be resolved favorably or without material adverse consequences to the Company and its shareholders. Prospective investors should carefully consider that any adverse resolution of the SEC investigation could result in the partial or total loss of their investment.

THE COMPANY MAY REFUND SUBSCRIPTIONS

The Company does not maintain a formal refund policy for its products and services. However, the Company's past practice has been to provide refunds to customers who request them, and management intends to continue this practice to maintain customer relationships and satisfaction. This informal refund approach presents a significant risk to the Company's revenue recognition and cash flow, as customers may seek refunds at any time, potentially requiring the Company to reverse previously recognized revenue and return cash payments. The lack of formal limitations on refund eligibility, timeframes, or conditions could result in substantial and unpredictable financial impacts, particularly if a significant number of customers simultaneously request refunds or if large enterprise customers seek to recover substantial subscription fees. This risk is amplified by the Company's reliance on subscription-based revenue models, where refunds could affect both current period revenue and future cash flows from ongoing customer relationships.

THE COMPANY WILL NOT GENERATE WORKING CAPITAL UNTIL (AND IF) IT MAKES A PROFIT

The Company is expected to run at a loss for an extended period of time, which may be shorter or longer based on sales, the market, and cost management performance. In the interim prior to profitability, losses and cost overruns could cause the Company to exhaust its capital reserves and be forced to raise additional capital through an equity offering or financing, which, depending on market conditions and other factors beyond the Company's control, may not be feasible.

THE AVAILABILITY OF ADDITIONAL WORKING CAPITAL IS UNCERTAIN

The Company believes that the proceeds from the Offering will allow the Company to implement its proposed business plan and to satisfy its expected cash requirement for the expected duration and expense of the restructuring and pursuit of profitability (36 months). However, the Company's continued operations thereafter will be dependent on the availability of operating income or additional capital. In the event there is insufficient cash flow from operations, the Company may be required to obtain additional financing. There can be no assurance that such financing will be available, or, if available, the financing will be on terms satisfactory to the Company. If financing is needed, but is not available, the Company may not be able to operate successfully, and any investment made in it may be lost.

PROJECTED RETURNS AND SUCCESS OF THE COMPANY ARE BASED UPON ASSUMPTIONS THAT MAY NOT BE CORRECT

Financial projections are uncertain and are highly speculative, as they are often dependent on achieving sales projections, continued market acceptance, cost management, achievement of profitability, product performance, competitive products, and many more variables. Projections are based upon a great number of variables, estimates, and judgments on matters over which the Company will have no control. Discussion of sales and profitability projections are highly subjective, thus projections are principally intended for use as future aspirational goals, and are not intended, and should not be taken, as assurances that the projected results will be obtained by the Company.

Risks Relating to Private Offering and Lack of Liquidity

FORWARD-LOOKING STATEMENTS

Forward-looking statements prepared by the Company have not been reviewed, analyzed, or otherwise passed upon by the Company's legal counsel or accounting firm. Such "forward-looking" statements are based on various assumptions of the Company, which assumptions may not prove to be correct. Accordingly, there can be no assurance that such assumptions and statements will accurately predict future events or the Company's actual performance. In addition, any projections and statements, written or oral, which do not conform to those contained in this Form C-AR should be disregarded. No representation or warranty can be given that the estimates, opinions, or assumptions made herein will prove to be accurate. Any projections and forward-looking statements included in this

Form C-AR and all other materials or documents supplied by the Company should be considered speculative and are qualified in their entirety by the information and risks disclosed in this Memorandum. Actual results for any period may or may not approximate such forward-looking statements. No representations or warranties whatsoever are made by the Company, its affiliates, or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares.

OFFERING NOT REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION OR STATE SECURITIES AUTHORITIES

Offerings of the Shares of the Company have not been registered with the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act or the securities agency of any state and have been offered in reliance upon an exemption from the registration provisions of the Securities Act and state securities laws applicable only to offers and sales to Eligible Investors meeting the suitability requirements set forth therein.

PRIVATE OFFERING EXEMPTION

The Shares of the Company have been offered and sold to Eligible Investors in reliance upon one or more exemptions from registration provided in the Securities Act and state securities laws for private offerings. If the Company should fail to comply with the requirements of such exemptions, the Investors may have the right, if they so desire, to rescind their purchase of the Shares. It is possible that one or more Investors seeking rescission would succeed. If several Investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and, thus, would adversely affect the investment in the Shares by the remaining Investors.

POSSIBLE LEGISLATIVE OR OTHER DEVELOPMENTS

All statements contained herein concerning the U.S. federal income tax consequences of an investment in the Company are general interpretations and are not considered conclusory. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service ("IRS") and the U.S. Department of Treasury, resulting in revisions of resolutions and revised interpretations of established concepts as well as statutory changes. Therefore, no assurance can be given that the currently anticipated income tax treatment of an investment in the Company will not be modified by legislative, judicial, or administrative changes, possibly with retroactive effect, to the detriment of the Investors.

POTENTIAL IRS AUDITS

The Company's federal tax returns may be audited by the IRS. Such audit may result in the challenge and disallowance of some of the deductions claimed in such returns. No assurance or warranty of any kind can be made with respect to the deductibility of any such items in the event of either an audit or any litigation resulting from an audit. The Company has not been structured as, nor is it intended to be operated as, a "tax shelter." Tax and audit risks in Canada may be impactful, Canadian Investors are recommended to consult their tax advisors.

REGULATORY RISKS: REGULATIONS UNDER THE 1940 ACT

The Company's operations are similar to an investment company as defined under the Investment Company Act of 1940, as amended (the "1940 Act"). The Company will not be required to register under the 1940 Act due to an exemption from registration. Accordingly, the provisions and extensive regulations of the 1940 Act, which might otherwise govern the activities of the Company, will not be applicable. The Company has not attempted to advise Eligible Investors with respect to all of the tax and legal risks or consequences of an investment in the Company. Accordingly, Eligible Investors are encouraged to consult with their tax and legal advisors regarding potential tax and legal issues.

ILLIQUID INVESTMENTS

Because of the limitations on transfers and withdrawals and the fact that Shares are not tradable, an investment in the Company is relatively illiquid and involves a high degree of risk. A subscription for Shares should be considered only by investors who have the financial capability to maintain their investment and who can afford to lose all or a substantial part of such investment.

NO MANAGEMENT PARTICIPATION

Shareholders do not participate in the management of the Company or in the conduct of its business. Moreover, Shareholders have no right to influence the management of the Company, whether by voting, withdrawing, removing, or replacing the CEO, Directors, or otherwise.

NO PUBLIC MARKET

Shares are not listed on a public or private exchange, and they may never be listed. Therefore, there is currently no public market for the Company's securities and there may never be a public market for them.

NO DIVIDENDS PLANNED

The Company does not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on Shares will depend on earnings, financial condition, and other business and economic factors affecting it at such time as the board of directors may consider relevant. The current intention is to apply net earnings, if any, in the foreseeable future to increasing the capital base and development and marketing efforts. There can be no assurance that the Company will ever have sufficient earnings to pay dividends to the holders of Shares, and in any event, a decision to pay dividends is at the sole discretion of the Board of Directors. If dividends are distributed, the Shares may be less valuable because a return on investment will only occur if its share price appreciates.

DILUTION

The issuance of additional shares of stock, or options or warrants to purchase those shares, would dilute proportionate ownership and voting rights of current shareholders. The Company is entitled under the Articles of Incorporation to issue up to 800,000,000 shares of stock. It is likely that the Company will be required to issue a large amount of additional securities to raise capital to further the development. It is also likely that the Company will issue a large amount of additional securities to directors, officers, employees, and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under the Company's stock plans. There is no assurance that the Company will not issue additional shares of stock, or options or warrants to purchase those shares, under circumstances the Company may deem appropriate at the time.

RESTRICTED SHARES

Given that the Company is not mandated to file reports with the Securities and Exchange Commission under Section 13 or 15(d) of the Securities Exchange Act of 1934, holders of restricted shares might be unable to sell their shares on the open market due to potential inapplicability of Rule 144 exemptions.

STOCK OPTION POOL

The Company has established or may establish an employee stock option pool that reserves a portion of authorized shares for issuance to employees, directors, consultants, and other service providers as equity compensation, creating immediate dilution risk for current shareholders as the reserved shares are typically included in fully diluted share calculations even before they are actually granted or exercised. The size of the option pool may need to be increased in future financing rounds or as the Company grows and requires additional personnel, resulting in further dilution to existing shareholders, while the actual dilution impact remains uncertain and will depend on the Company's hiring plans, compensation strategies, and the terms of future equity awards, which are largely within management's discretion. As the Company scales operations and competes for qualified talent in a competitive market, substantial portions of the option pool may be granted to new employees and service providers, potentially resulting in significant dilution that exceeds current shareholder expectations, and if the Company's stock price does not appreciate as anticipated, the effectiveness of stock options as a compensation and retention tool may be diminished, potentially forcing the Company to grant larger numbers of options or provide additional cash compensation, either of which could adversely affect shareholder value. The Company's board of directors has broad discretion in determining the size of the option pool, the timing and terms of grants, and the recipients of equity awards, and such decisions may not align with the interests of existing shareholders.

Risks Relating to the Industry Generally

UNFAVORABLE ECONOMIC CONDITIONS

Results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. An economic downturn defined as a recession lasting for a period of six months or more, or a financial crisis similar in scale and impact to the 2008 global financial crisis, could result in a variety of risks to the business, including the ability to raise additional capital when needed on acceptable terms, if at all. Any of the foregoing could harm the business. It is impossible to anticipate all of the ways in which the economic climate and financial market conditions could adversely affect the business.

INDUSTRY DOWNTURN

Business could be adversely affected by a downturn in the financial services industry. The Company is dependent upon the continued demand for the distribution of business and financial information over the Internet, making the business susceptible to a downturn in the financial services industry. For instance, a downturn could lead to reduced demand for the Company's products, as companies and individuals may cut back on spending in response to economic uncertainty. This downturn could have a material adverse effect on the business, results of operations and financial condition.

MARKET ENHANCEMENTS

Future enhancements to the analysis of market and trading information may erode demand for services. As financial information becomes more transparent, future success will depend on the Company's ability to upgrade software to deliver better products and services than what the customer could get on their own. If the Company is unable to do so, the business, results of operations, and financial condition would be materially adversely affected.

RISK OF AI INDUSTRY

The Company operates within the rapidly evolving artificial intelligence industry, which presents significant technological, regulatory, and competitive risks that could materially adversely affect business operations, financial condition, and results of operations. The AI industry is characterized by accelerated technological advancement where algorithmic innovations and machine learning methodologies can quickly render existing technologies obsolete, requiring substantial ongoing investment to maintain competitive positioning against well-capitalized technology giants, established financial institutions, and emerging fintech companies with superior resources for AI research and development. Regulatory uncertainty surrounding AI applications in financial markets poses considerable compliance risks as government agencies continue developing oversight frameworks that could restrict deployment capabilities, require costly modifications, or impose operational limitations, while evolving data privacy regulations may limit access to datasets essential for training AI models. The Company's AI-driven market analysis algorithms depend heavily on data quality and may exhibit unpredictable behavior during market conditions that differ from historical training data, potentially causing performance degradation, inaccurate predictions, or algorithmic bias that could damage reputation and lead to customer attrition. Additionally, the Company's dependence on specialized AI talent creates vulnerability to key personnel departures and recruitment difficulties in an extremely competitive market for AI expertise, while increasing pressure for algorithmic transparency and explainability may require revealing proprietary methodologies to competitors or implementing costly compliance measures that could compromise competitive advantages.

EXTREME COMPETITION

TA Fintech will be competing in the future against other companies, some of which have longer operating histories, more established products, or greater resources at their disposal which may prevent the Company from achieving increased market penetration and improved operating results.

The financial technology industry is highly competitive, subject to change and significantly affected by new product introductions and other activities of industry participants. Current FinTech competitors have historically dedicated and will continue to dedicate significant resources to promoting their products or developing new products or methods. Other emerging businesses may be in the early stages of developing products and services similar to TA Fintech. While some competitors may currently have advantages in certain areas, the Company is continuously innovating and strategizing to compete effectively and gain market share.

Risks Related to the Company Generally

TELECOMMUNICATIONS CONSUMER PROTECTION ACT ("TCPA") LITIGATION RISK

The Company is currently subject to pending federal litigation under the Telephone Consumer Protection Act (TCPA), including claims that allege violations related to the Company's text messaging and telecommunications practices. These matters involve allegations of statutory violations for communications sent to consumers, including claims that the Company's systems failed to properly process consumer stop requests. The Company faces potential class action exposure. While the Company is defending these matters and exploring various legal strategies including motions to compel arbitration and potential dismissal, there can be no assurance as to the outcome of this litigation.

BUSINESS PROJECTIONS ARE ONLY PROJECTIONS

The Company cannot guarantee that it will meet its projections due to potential factors such as market volatility, regulatory changes, or competitive pressures. It is uncertain whether the Company will be able to find sufficient demand for its products and services, whether people will consider it a better option than competing products, or whether it will be able to provide the service at a level that allows the Company to make a profit and still attract business.

DIFFICULT VALUATION ASSESSMENT

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and investors may risk overpaying for their investment.

LIMITED TRANSFERABILITY OF SECURITIES

Any Shares purchased through this Offering is subject to SEC limitations on transfer. This means that the Shares purchased cannot be resold for a period of one year, except under certain conditions. An investment in this offering could be illiquid for a long time, and investors should be prepared to hold it for several years or longer.

POTENTIAL ACQUISITION

The Company may be acquired by an existing company in the financial technology sector. However, that may never happen, or it may happen at a price that results in a loss on this investment.

INSUFFICIENT CAPITAL AND ADDITIONAL FUNDRAISING

Insufficient Capital and Additional Fundraising. The Company may not have enough capital as needed and may be required to raise more capital. Management anticipates needing access to credit in order to support working capital requirements as the Company grows. If the Company cannot obtain credit when needed, it could be forced to raise additional equity capital, modify growth plans, or take some other action. Issuing more equity may require bringing on additional investors, which could result in dilution and decreased ownership percentage for existing investors.

TERMS OF SUBSEQUENT FINANCINGS

The Company will likely need to engage in other equity, debt, or preferred stock financings in the future, which may reduce the value of an investment in this Offering. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if the Company needs to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of the investment in this Offering, and possibly a lower purchase price per share.

FORWARD-LOOKING INFORMATION

Any projections or forward-looking statements regarding anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of operations and have not been audited or verified by the Company's independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

PRODUCTS IN PROTOTYPE PHASE

Some of the Company's products are still in the prototype phase and might never become operational products. While there is a risk that some products may not become operational or be used, the Company is committed to diligent research, development, and adaptation. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

MINORITY HOLDER; SECURITIES WITH VOTING RIGHTS

The security type that an investor is buying has voting rights attached to them. However, investors will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the voting proxy. Investors are trusting in management discretion in making good business decisions. Even if investors in this Offering were to receive control of their voting rights, as minority holders, they will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

ROLLING CLOSINGS

Offerings of the Company involve "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. If such changes happen during the course of this Offering, this Offering Memorandum will be amended. Investors whose subscriptions have already been accepted will be notified of any changes and will have the right to reconsider their investment in light of the new terms.

NEW PRODUCT SALES PROJECTIONS

Growth projections are based on an assumption that with an increased advertising and marketing budget, the Company's products will be able to gain traction in the marketplace at a faster rate than current products have. It is possible that new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of the investment.

ABSENCE OF PROFESSIONAL OPINION

There have been no professional opinions concerning the value of the Shares, the value of the assets of the Company, the net worth of the Company, the projected financial information or other matters related to this Offering.

DIFFICULTIES IN RAISING CAPITAL

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

THIRD-PARTY VENDORS

The Company relies on external service providers to fulfill contractual commitments to clients and maintain operational functions. The Company's capacity to satisfy client obligations could be negatively impacted should these suppliers fail to deliver contracted services that meet client specifications within required timeframes and at reasonable costs. Similarly, service quality may suffer when organizations handling delegated responsibilities fail to perform according to the Company's standards and client expectations. These external providers may struggle to rapidly restore operations following natural catastrophes and other uncontrollable circumstances, and they face additional vulnerabilities including financial difficulties that could constrain their operational capabilities. Such adverse consequences present heightened risks in situations where the Company depends on a limited number of suppliers - typically one or two - for specific service categories.

INTELLECTUAL PROPERTY

The Company's intellectual property portfolio consists primarily of unregistered trade secrets that may lack sufficient breadth or fail to provide meaningful competitive advantages. Additionally, protective measures taken to safeguard and maintain these intellectual assets may prove insufficient to prevent challenges, invalidation, circumvention, or design-around strategies, particularly in jurisdictions where intellectual property protections are underdeveloped or weakly enforced. In certain situations, enforcement options may be unavailable due to infringers holding dominant intellectual property positions, business considerations, or mandatory licensing requirements imposed by various countries. The Company's inability to secure or preserve intellectual property rights that confer competitive benefits, or failure to adequately safeguard proprietary assets or detect unauthorized usage, could negatively impact market position and operational results.. Legal proceedings could be expensive, time-consuming, and divert management focus from core business activities. No assurance exists that the Company will prevail in potential litigation or that any damages or remedies awarded would provide commercial value.

PROPRIETARY TECHNOLOGY

Inadequate protection of proprietary rating algorithms and other exclusive technologies could compromise competitive positioning. Should the Company fail to sufficiently safeguard proprietary rights in rating algorithms and related technologies, market position may suffer, resulting in asset loss, reduced revenue, and expensive litigation. Business success partially depends on protecting proprietary technology, including rating algorithms.

DATA LIABILITY

The Company faces potential liability related to information and data collection and distribution through its products. Legal exposure may arise from information gathered and distributed or from reports and documents generated by software products. Claims may include securities law violations, defamation (libel and slander), negligence, or other allegations related to published information, including research, rankings, and ratings. For instance, investors might pursue legal action based on published information containing errors, or companies may claim defamatory statements about them or their employees. Despite website disclaimers stating that published information serves informational purposes only and that qualitative and quantitative ratings should not be considered investment recommendations, subscribers may still pursue claims for losses potentially connected to Company products under various legal theories, including securities law violations. Additional exposure may arise from content accessible through website links to external sites. The Company relies on various third-party sources for incorporated data, creating potential liability for inaccurate information provided by external parties in addition to direct errors. Any claims, regardless of merit, could result in substantial costs and divert management attention and resources, potentially harming business operations, financial condition, and operating results while damaging reputation and brand. Adverse legal proceedings could involve substantial monetary awards. Should legal proceedings result in unfavorable determinations or settlement arrangements, the Company could face monetary damages or operational restrictions, adversely affecting business, financial condition, and operating results.

STRATEGIC PARTNERSHIPS

Company growth depends partially on establishing strategic partnerships with financial services institutions and other financial professionals. Growth strategy includes forming partnerships or arrangements with financial services institutions and professionals to make products available to their customers. Establishing strategic partner relationships with financial services institutions requires extensive sales efforts with unpredictable relationship development outcomes. The Company's limited size and brief operating history may impede these organizations from entering agreements. Competition for strategic partnerships with financial services institutions exists, and these organizations may prefer competitors' products or services over the Company's platform. Furthermore, targeted financial services institutions possess significantly greater resources and could develop competing solutions directly. Certain financial services institutions may choose to focus on alternative market segments. Failure to establish strategic partner relationships could limit subscriber growth below expectations or prevent growth entirely, potentially harming business operations and results.

OPERATING HISTORY

The company has limited operating history upon which investors can evaluate performance. The company is still in an early phase and just beginning to implement its business plan. There can be no assurance that the company will ever operate profitably. The likelihood of success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies.

CAPITAL REQUIREMENTS

The amount of capital the company is attempting to raise in this offering may not be enough to sustain the company's current business plan. In order to achieve near and long-term goals, the company may need to procure funds in addition to the amount raised. There is no guarantee the company will be able to raise such funds on acceptable terms or at all.

FUNDRAISING CHALLENGES

The company may face potential difficulties in obtaining capital. The company may have difficulty raising needed capital in the future as a result of revenues from sales, as well as the inherent business risks associated with the company and present and future market conditions.

BUSINESS EXPANSION

The company may implement new lines of business or offer new products and services within existing lines of business. As an early-stage company, the company may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed.

VENDOR DEPENDENCIES

The Company relies on other companies to provide services for its products. The Company depends on third party vendors to meet contractual obligations to customers and conduct operations. The Company's ability to meet obligations to customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner.

SERVICE INTERRUPTIONS

Service interruptions or delays in providing services could cause the company's business to suffer. Interruptions or delays in the services provided by internet service providers could impair the delivery of the company's products and the business could suffer.

KEY PERSONNEL

The Company's success depends on the experience and skill of its executive officers and key personnel. The Company is dependent on executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The Company does not have any key person life insurance policies on any such people.

TALENT ACQUISITION

In order for the company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to the company's success. The company faces intense competition for personnel, making recruitment time-consuming and expensive.

PRODUCT DEVELOPMENT

The Company needs to rapidly and successfully develop and introduce new products and services in a competitive, demanding and rapidly changing environment. To succeed in the intensely competitive industry, the company must continually improve, refresh and expand product and service offerings. The development and commercialization of the company's products and services is highly competitive.

CUSTOMER ACQUISITION

The company needs to attract new subscribers for its products. If the company is unable to attract new subscribers or convert free tier subscribers into paying subscribers, revenue growth and operating results will be adversely affected.

CUSTOMER RETENTION

The company needs to retain its current subscribers. If the company is unable to retain current subscribers or sell paid tier products to them, revenue growth will be adversely affected.

SCALABILITY ISSUES

The company may not be able to scale its business quickly enough to match the growth of its subscriber base, and if the company is not able to scale efficiently, operating results could be harmed.

MARKETING EFFECTIVENESS

Failure to effectively develop and expand sales and marketing capabilities could harm the company's ability to increase its customer base and achieve broader market acceptance of products.

REPUTATION RISK

Damage to the company's reputation could negatively impact business, financial condition and results of operations. The company's reputation and the quality of its brand are critical to business and success in existing markets, and will be critical to success as the company enters new markets.

CYBERSECURITY THREATS

The company's business could be negatively impacted by cyber security threats, attacks and other disruptions. The company may face advanced and persistent attacks on information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to operations.

DATA BREACHES

Security breaches of confidential customer information, in connection with electronic processing of credit and debit card transactions, or confidential employee information may adversely affect the company's business.

PRIVACY REGULATION

The use of individually identifiable data by the company's business, business associates and third parties is regulated at the state, federal and international levels. The regulation of individual data is changing rapidly, and in unpredictable ways.

FINANCIAL CONTROLS

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002.

REGULATORY COMPLIANCE

The company operates in a regulated environment, and if found to be in violation of any of the federal, state, or local laws or regulations applicable, the business could suffer.

LEGAL CHANGES

Changes in federal, state or local laws and government regulation could adversely impact the company's business. The company is subject to legislation and regulation at the federal, state and local levels.

EMPLOYMENT LAW

Changes in employment laws or regulation could harm the company's performance. Various federal and state labor laws govern the company's relationship with employees and affect operating costs.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities. The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

Risks Related to your Securities

TOTAL LOSS

An investment in the company's securities could result in a loss of an investor's entire investment. An investment in the company's securities offered in this offering involves a high degree of risk and investors should not purchase the securities if they cannot afford the loss of their entire investment. Investors may not be able to liquidate their investment for any reason in the near future.

TRADING RESTRICTIONS

The securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with their attorney. Investors should be aware of the long-term nature of this investment. There is not now and may never be a public market for the securities.

NO PROTECTIONS

The securities in this offering have no protective provisions. As such, investors will not be afforded protection, by any provision of the securities or as a shareholder, in the event of a transaction that may adversely affect them, including a reorganization, restructuring, merger or other similar transaction involving the company. If there is a liquidation event, or change of control for the company, the securities being offered do not provide investors with any protection.

INFORMATION ACCESS

Investors will not be entitled to any inspection or information rights other than those required by law. Investors will not have the right to inspect the books and records of the company or to receive financial or other information from the company, other than as required by law. Other security holders of the company may have such rights.

ARBITRARY PRICING

The Company's valuation and offering price have been established internally and are difficult to assess. The offering price was not established in a competitive market. The company has arbitrarily set the price of the securities with reference to the general status of the securities market and other relevant factors. The offering price for the securities should not be considered an indication of the actual value of the securities and is not based on the company's asset value, net worth, revenues or other established criteria of value. The company has set the price of its Common Stock at $6 per share. Valuations for companies at this stage are generally purely speculative. The company's valuation has not been validated by any independent third party and may decrease precipitously in the future.

NO RETURN GUARANTEE

There is no guarantee of a return on an investor's investment. There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each investor should read this Form C-AR and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Capital Structure of the Company

Securities of the Company

As of December 31, 2025, the Company had 194,390,168 shares of common stock outstanding. However, the Company is actively engaged in the sale of its shares of common stock, and the number of issued shares of common stock is subject to change. Additionally, there were warrants outstanding representing the right to purchase 7,250,824 shares of common stock.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Shareholders may take action by written consent. Certain stockholders who purchased their shares of common stock through certain private transactions did not purchase their shares subject to a voting proxy held by the CEO and may vote on issues submitted to a vote of the stockholders. However, the vast majority of investors in the Company's previous offerings have been required to grant the Company's CEO an irrevocable voting proxy, which limits the voting rights of the holders of shares.

Holders of the Company's shares of common stock have no pre-emptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon liquidation, dissolution or winding up of the Company, the holders of shares of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all debts and other liabilities of the Company.

In the case of any distribution or payment in respect of the shares of common stock upon the consolidation or merger of the Company, such distribution or payment shall be made ratably on a per share basis among the holders of the shares of common stock.

Modification of the rights of the shares of common stock may be made by a majority vote of holders of the outstanding shares of common stock; however, the vast majority of outstanding shares are subject to a proxy agreement with the CEO of the Company and may not vote on such measure. Therefore, the CEO generally has the right to modify the rights of the shares of common stock.

Valuation of Securities

VALUATION METHODOLOGIES AND SENSITIVITIES

The Company considered multiple, commonly used approaches to estimate enterprise value. Valuations of high-growth subscription and data/analytics businesses are inherently uncertain and sensitive to assumptions regarding growth, margins, capital needs, and the cost of capital. The $1.15 billion pre-money valuation selected for this offering reflects a synthesis of the methods below, the Company's growth strategy, and current financing conditions. It is not a prediction of future trading prices or a guarantee of performance

FORWARD-LOOKING REVENUE AND GROWTH:

The Company's valuation is primarily assessed against an at-scale revenue view rather than current period results. Management currently expects full-year 2025 revenue of approximately $20 million. To reach approximately $100 million of revenue within 3–4 years, the Company would need to achieve compound annual growth of roughly 71.0% over three years or 49.5% over four years. These figures are provided solely to illustrate the growth math and are not projections or guidance.

Illustrative decelerating growth paths that mathematically reach approximately $100 million could include, for example: over a three-year period, growth of roughly +100% in the first year, +80% in the second year, and +46% in the third year; or over a four-year period, approximately +90%, +70%, +50%, and then +8.6%. These sequences are examples only and not commitments. Actual results may differ materially.

"AT-SCALE" FORWARD REVENUE RANGE:

To reduce sensitivity to near-term fluctuations, the Company considered an at-scale state with revenue of approximately $100 million within 3–4 years (assuming successful execution and continued funding). Applying an illustrative 8x–12x forward revenue multiple—consistent with ranges referenced for scaled fintech/data & analytics businesses—implies an enterprise value range of approximately $0.8–$1.2 billion. Positioning the pre-money at $1.15 billion places it within this band and reflects both execution risk and the Company's product/data differentiation.

Interpreting the selected figure, $1.15 billion corresponds to roughly 11.5x on $100 million at-scale revenue (or, equivalently, about 12x on approximately $96 million). This interpretation is illustrative only and not a prediction of outcomes.

NORMALIZED MULTIPLE APPROACH:

Using a 10x–12x revenue multiple at scale yields approximately $1.0 – $1.2 billion, overlapping the primary method's band.

DCF SENSITIVITIES:

Given early-stage uncertainty, DCF was used as a cross-check only. Reasonable ranges for discount rates and terminal assumptions produce implied enterprise values that overlap approximately $0.9–$1.4+ billion, which encompasses the selected $1.15 billion. DCF outputs are highly assumption-sensitive; the Company does not view DCF as a primary method.

MARKET PENETRATION HEURISTIC:

Management estimates a total addressable market exceeding $160 billion. Achieving about $100 million in revenue equates to roughly 0.062% share, consistent with modest adoption relative to TAM and supportive of the forward-multiple outputs. This heuristic is a reasonableness check only and not a substitute for bottoms-up projections.

NO FAIRNESS OPINION:

No independent third-party valuation or fairness opinion has been obtained.

FORWARD-LOOKING UNCERTAINTY:

The analyses above rely on assumptions regarding growth, margins, pricing, retention, competitive dynamics (including other AI-enabled offerings), and capital availability that may not occur.

NOT COMPARABLE TO PUBLIC PRICES:

The methods are not intended to predict any future trading price of the Company's securities. Private financing valuations can differ meaningfully from public market valuations.

CAPITAL DEPENDENCE/GOING-CONCERN RISK:

Historical operating losses and negative operating cash flows indicate continued dependence on external financing to execute the plan; failure to raise additional capital on acceptable terms, or at all, would materially affect operations and could invalidate the assumptions underlying these valuation methods.

PURPOSE AND LIMITS:

Management reviewed valuation reference points across public and private companies in adjacent categories—SaaS application software, vertical data/analytics, and fintech tooling with AI-enabled capabilities—to assess whether the selected $1.15 billion pre-money valuation (assessed primarily against an at-scale ~$100 million revenue view within 3–4 years) falls within a reasonable range. Because companies differ materially by scale, growth durability, gross margin, capital intensity (including AI inference/data costs), and profitability trajectory, no single comparable is determinative. The analysis below is directional and used as a sanity check against the primary at-scale framework.

OBSERVED RANGES:

Forward revenue multiples observed for higher-growth, higher-quality SaaS and analytics businesses have historically spanned a wide range. Periods of stronger market conditions have supported low-double-digit forward revenue multiples for category leaders; less favorable markets have seen materially lower medians. Private transactions often clear at a discount to public trading levels to reflect lower liquidity and earlier stage risk. Companies combining subscription software with proprietary data/analytics and AI features can command premium multiples where there is evidence of durable growth (e.g., NRR ≥120% with low churn), high gross margin at scale, improving sales efficiency, and a credible path to cash-flow breakeven. Where these characteristics are less established—or where AI increases cost-to-serve—multiples tend to compress.

RELEVANCE TO THE COMPANY:

The Company is earlier stage, with management currently expecting ~$20 million of 2025 revenue and pursuing a plan to reach ~$100 million within 3–4 years. Given that profile, management anchors valuation at the at-scale level rather than today's run-rate. Applying a forward revenue multiple range of ~8–12× to the at-scale revenue view yields an implied enterprise value range of ~$0.8–$1.2 billion. The selected $1.15 billion pre-money is within this band, reflecting both (i) execution risk and current investment phase and (ii) product/data differentiation and market opportunity. Management did not rely on any single public or private transaction or any one company's trading multiple. References to market multiples are used only as directional context to corroborate the at-scale approach.

COMPARABILITY CONSIDERATIONS AND CAVEATS:

Differences in scale, mix, growth durability, capital intensity, and margin structure can meaningfully affect observed multiples; direct read-through is inappropriate. Public equity multiples fluctuate; private financing and M&A values often include discounts for liquidity and earlier-stage risk, or premiums for strategic fit and synergies. Examples of large, diversified data platforms (e.g., multi-line institutional data providers or exchanges) are not directly comparable due to scale, product breadth, and profitability. They are not used to set the Company's multiple. The Company's use of AI is a potential positive for product differentiation and adoption but can increase Operating Expenses including computer and data costs and working capital needs; valuation should reflect both.

Considering the Company's target at-scale profile and the directional ranges observed for higher-growth SaaS and analytics businesses, management believes the implied ~11.5× forward revenue multiple at ~$100 million is reasonable within the 8–12× at-scale range, while acknowledging the Company's earlier-stage risk profile and dependence on successful execution.

TRANSACTION RESULTING IN CHANGE OF CONTROL OF THE COMPANY

On June 20, 2025, Carlos Cruz purchased a controlling interest in the Company from Jonathan Stone. Carlos Cruz received 107,425,507 shares of common stock and the voting proxies held by Jonathan Stone, representing approximately 100% of voting interests of the Company (subject to voting proxies), for which Jonathan Stone received $2,000,000. Carlos Cruz became CEO of the Company at the close of this transaction.

There is a material difference between the most recent internal valuation of the Company and the price of the shares sold through the controlling stockholder transaction. There may be other secondary sales of the securities of the Company unknown to the Company. The Company does not take into account secondary sales in preparing a valuation for the Company and its securities. There is no existing market for the securities of the Company, and one may never develop. Investors may not be able to sell their securities in the future.

Restrictions on Transfer

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred (i) to the issuer, (ii) to an accredited investor, (iii) as part of an offering registered with the U.S. Securities and Exchange Commission, or (iv) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: the term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Outstanding Indebtedness

The Company has no outstanding debt. However, the Company has significant deferred revenue that represents prepayments by its customers for goods and services that have yet to be delivered. Deferred revenue is a liability on the balance sheet of the Company.

Exempt Offerings of the Company

REGULATION D OFFERING – APRIL 5, 2022

On April 5, 2022, the Company launched a Regulation D offering, relying on the 506(c) exemption. The Company filed a Form D with the SEC on March 14, 2023. The Company offered shares of common stock through the offering and successfully raised $3,547,000, which represented 5,784,000 shares of common stock. The proceeds raised were used to fund the Company's operations, marketing, research & development, inventory, working capital, employment costs, and fees.

REGULATION CF OFFERING – JULY 21, 2023

On July 21, 2023, the Company launched a Regulation CF offering by filing a Form C with the SEC. The Company offered shares of common stock through the offering and successfully raised $4,972,049, which represented 1,869,802 shares of common stock. The proceeds raised were used to fund the Company's professional services, operations, marketing, research & development, inventory, working capital.

REGULATION D OFFERING – OCTOBER 4, 2023

On October 4, 2023, the Company launched a Regulation D offering, this time relying on the exemption in section 506(b) of Regulation D. The Company filed a Form D with the SEC on December 1, 2023. The Company sold 32,865,226 shares of common stock through the offering and successfully raised $49,306,867.10. The proceeds raised were used for programming and development costs related to the Company's software products and services.

4(A)(2) OFFERING – MAY 9, 2025

Beginning on May 9, 2025, and through December 16, 2025, the Company executed securities-purchase agreements in reliance of the 4(a)(2) exemption for private offerings. The Company sold 7,057,008 shares of common stock and warrants to purchase up to 8,133,177 shares of common stock through the offering, which successfully raised $18,465,000 through sales of shares of common stock. Additionally, in the twelve-month period ended December 31, 2025, one warrant was exercised, and the warrantholder acquired 882,353 shares of common stock for an additional consideration of $1,500,000. The proceeds raised were used for programming and development costs related to the Company's software products and services.

REGULATION D OFFERING – NOVEMBER 24, 2025

On November 24, 2025, the Company launched a Regulation D offering by filing a Form D with the SEC, this time relying on the exemption in section 506(c) of Regulation D. The Company is offering shares of common stock through the offering and has successfully raised $1,175,184. The proceeds raised will be used for programming and development costs related to the Company's software products and services. As of the date of this Form C-AR, this offering is currently active.

Related-Party Transactions

A related party is defined as: any director or officer of the Company; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not raised any funds through 15 U.S.C. 77d(a)(6) (also referred to as "Regulation Crowdfunding") during the preceding twelve-month period ending December 31, 2025.

On June 20, 2025, Carlos Cruz purchased a controlling interest in the Company from Jonathan Stone. Carlos Cruz received 107,425,507 shares of common stock and the voting proxies held by Jonathan Stone, representing approximately 100% of voting interests of the Company (subject to voting proxies), for which Jonathan Stone received $2,000,000. Carlos Cruz became CEO of the Company at the close of this transaction. The Company was a party to this transaction, and the transaction was approved by a special committee of disinterested members of the Company's Board of Directors. The Company believes this transaction was completed in accordance with section 144 of the Delaware General Corporation Law.

The Company has a long-standing relationship with affiliates Attix Inc. and Attix Apac Pte Ltd, which are controlled by Carlos Cruz, the Chief Executive Officer of the Company, and JS Trading Enterprises, Inc., which was controlled by former CEO and current director Jonathan Stone prior to its acquisition by the Company on December 31, 2025. As a result, Carlos Cruz has a direct and material financial interest in all transactions between the Company and Attix Inc. and Attix Apac Pte Ltd, and Jonathan Stone had a direct and material financial interest in all transactions between the Company and JS Trading Enterprises, Inc. prior to its acquisition. The terms of the arrangement between the Company and the affiliates were not the result of arm's-length negotiation and may not reflect the terms that the Company could obtain from an unaffiliated third-party vendor offering comparable services. The Company has not obtained independent valuations or fairness opinions with respect to any transactions with its affiliates.

There is no guarantee that the services provided by the affiliates are being procured at market rates, and the Company's financial results could be adversely affected if the terms of this arrangement are less favorable than those available in the open market. Investors should be aware that this related-party arrangement creates a potential conflict of interest and that, because the Company's board of directors is controlled by Carlos Cruz (as majority voting proxy holder), and no formal independent committee has been established, there is limited independent oversight mechanism to review or approve transactions between the Company and these affiliates. These affiliates are critical vendors to the Company and render many services to the Company, including management, marketing, development, and other services.

On December 31, 2025, the Company acquired affiliate JS Trading Enterprises, Inc. from related-party Jonathan Stone for nominal consideration of $1.00. JS Trading Enterprises, Inc., previously owned and managed by Jonathan Stone, has historically provided services to the Company, including providing corporate support, marketing, and human resources services.

Financial Condition

This section contains certain forward-looking financial statements and/or projections. Actual results could differ materially from those projected in such forward-looking statements and projections as a result of various factors, including the risks typically associated with this type of enterprise and changes in the market. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements and projections that may be made to reflect events or circumstances that occur after the date of this offering statement or to reflect the occurrence of any unanticipated events.

Operating History

The Company, which was incorporated in Delaware on September 24, 2021, has established operational history. Since commencing operations, the Company has generated revenues that have increased on a year-over-year basis, reflecting continued growth in its subscriber base and market data product offerings.

Current Condition and Historical Results

LIQUIDITY AND CAPITAL RESOURCES

The proceeds raised by the Company through sales of its securities are essential to its continued operations and directly affect the Company's liquidity position. As of December 31, 2025, the Company held cash and cash equivalents of $1,789,195, a decrease of approximately 92% from $21,791,343 at the end of fiscal year 2024. The proceeds from the Company's ongoing Regulation D offering (launched November 24, 2025) and any future offerings are expected to provide meaningful near-term liquidity support, enabling the Company to fund operating expenses, service costs, marketing, research and development, and general and administrative expenses as the Company continues to execute its growth strategy.

Receiving these funds is necessary to the viability of the business. The Company has incurred net losses in each fiscal year since inception, including a net loss of $35,481,648 in fiscal year 2025 and $49,222,053 in fiscal year 2024. The Company does not have access to a line of credit or other committed debt facility and has not relied on debt financing to fund its operations. Accordingly, continued access to equity capital through securities offerings is critical to maintaining operations and pursuing the Company's business plan. If the Company is unable to raise additional capital on acceptable terms, or at all, it may be unable to continue as a going concern.

The Company anticipates using its available cash over the next twelve (12) months to fund ongoing operating costs, including compensation, professional services, technology and data infrastructure, marketing, and compliance expenses. Given the Company's current cash position and its historical rate of cash consumption, management anticipates that available cash, when combined with the proceeds of its current and contemplated future securities offerings, will be sufficient to fund operations for the near term; however, there can be no assurance that such proceeds will be raised or that the Company's cash requirements will not exceed current expectations.

The Company's primary available sources of capital are the proceeds from its ongoing and future sales of securities. The Company does not currently have any lines of credit, revolving credit facilities, or committed third-party financing arrangements in place. The Company does not require contributions by shareholders beyond their initial investment. The Company intends to raise additional capital through future securities offerings, including under Regulation Crowdfunding and Regulation D, as market conditions permit.

RESULTS OF OPERATIONS

In 2025, the Company saw its total assets decrease to $16,059,426 from $28,038,949 in 2024, a decrease of $11,979,523, or approximately 43%. The decrease in total assets was primarily attributable to a significant reduction in the Company's cash and cash equivalents (discussed further below), partially offset by an increase in accounts receivable from $168,225 to $801,623.

In 2025, the Company saw its cash and cash equivalents decrease to $1,789,195 from $21,791,343 in 2024, a decrease of $20,002,148, or approximately 92%. The decrease in cash and cash equivalents was primarily attributable to the Company's continued operating losses, payments made to affiliated entities in connection with ongoing operational and service arrangements and general and administrative expenses incurred during the period.

In 2025, the Company saw its revenues/sales increase to $12,942,362 from $9,617,239 in 2024, an increase of $3,325,123, or approximately 35%. This increase in revenues/sales is primarily attributable to growth in the Company's paid subscriber base and expanded distribution of its market data products and services, including through its direct-to-consumer and affiliate partnership channels.

In 2025, the Company recorded a net loss of $35,481,648 compared to a net loss of $49,222,053 in 2024, an improvement of $13,740,405, or approximately 28%. The reduction in net loss was primarily attributable to the $3,325,123 increase in revenues described above, as well as the absence of a provision for income taxes in 2025 compared to $4,097,494 in 2024. These improvements were partially offset by an increase in operating expenses and interest costs during the period.

MATERIAL CHANGES AND TRENDS SINCE DECEMBER 31, 2025

There have been no material changes or trends known to management in the financial condition of the Company since December 31, 2025.

Financial Statements

	MOST RECENT FISCAL YEAR-END (2025 UNAUDITED)	PRIOR FISCAL YEAR-END (2024 UNAUDITED)
Total Assets:	$16,059,426	$28,038,949
Cash & Cash Equivalents:	$1,789,195	$21,791,343
Accounts Receivable:	$801,623	$168,225
Short-term Debt:	$15,132,658	$6,998,358
Long-term Debt:	-	-
Revenues/Sales:	$12,942,362	$9,617,239
Cost of Goods Sold (Cost of Revenue):	$(3,652,214)	$(3,279,585)
Taxes Paid:	-	$4,097,494
Net Income/(Net Loss):	$(35,481,648)	$(49,222,053)

The financial statements provided by the Company have been certified by the CEO of the Company and have not been reviewed or audited by a certified public accountant independent of the Company.

See Appendix 1 – Financial Statements.

Forward-Looking Statements

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Additional Information

Ongoing Reporting Requirement

The Issuer and/or any of its predecessors have not previously failed to comply with the ongoing reporting requirements of § 227.202.

Additional Material Information

On June 20, 2025, Carlos Cruz purchased a controlling interest in the Company from Jonathan Stone. Carlos Cruz received 107,425,507 shares of common stock and the voting proxies held by Jonathan Stone, representing approximately 100% of voting interests of the Company (subject to voting proxies), for which Jonathan Stone received $2,000,000. Carlos Cruz became CEO of the Company at the close of this transaction.

Legal Proceedings

On September 18, 2024, the Securities and Exchange Commission (the "Commission") initiated a formal order of investigation of the Company. As part of this inquiry, the Company has received subpoenas from the Commission, and members of management of the Company have provided the Commission with certain documents, testimony, and other evidence. The Company has fully cooperated with this investigation, and it remains the intention of the Company to continue to do so. While the Company is unable to predict whether additional consequences will result from this investigation, there exists a significant risk that the Company will face adverse consequences resulting from such investigation.

The Company is currently a defendant in several pending employment-related legal proceedings. These matters include claims by former employees and, in certain instances, current employees, alleging, among other things, wrongful termination, breach of employment contract, unpaid wages and compensation, and/or violations of applicable federal and state employment laws. The Company disputes the allegations in each of these matters and intends to defend itself vigorously. While the Company believes that it has meritorious defenses to the claims asserted in each proceeding, the outcomes of litigation are inherently uncertain, and the Company is unable to predict the ultimate resolution of these matters or the range of potential loss, if any, at this time. Depending on the outcome of one or more of these proceedings, the Company could be subject to monetary damages, injunctive relief, or other remedies that could have a material adverse effect on its business, financial condition, and results of operations. The Company will incur legal fees and other costs in connection with the defense of these matters, regardless of outcome, which may be significant.

The Company is also a defendant in a class action lawsuit alleging violations of the Telephone Consumer Protection Act, 47 U.S.C. § 227 et seq. (the "TCPA"). The plaintiffs allege that the Company made or caused to be made unsolicited telephone calls and/or sent unsolicited text messages to members of the putative class without their prior express written consent, in violation of the TCPA. The Company has reached a settlement agreement with the plaintiffs that, if approved by the court, would resolve all claims asserted in the action on a class-wide basis. The proposed settlement is currently pending final approval by the court. There can be no assurance that the court will grant final approval of the settlement on the terms agreed upon, or at all. If the court does not approve the settlement, the Company intends to continue to defend itself vigorously against the claims asserted.

Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

TA FINTECH, INC.

By

s/Carlos Cruz

CARLOS CRUZ

CHIEF EXECUTIVE OFFICER AND DIRECTOR OF THE COMPANY, ALSO SIGNING AS PRINCIPAL FINANCIAL OFFICER

APRIL 30, 2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

s/Carlos Cruz

CARLOS CRUZ

CHIEF EXECUTIVE OFFICER AND DIRECTOR OF THE COMPANY, ALSO SIGNING AS PRINCIPAL FINANCIAL OFFICER

APRIL 30, 2026

s/Patrick McErlean

PATRICK MCERLEAN

CHIEF TECHNOLOGY OFFICER AND DIRECTOR OF THE COMPANY

APRIL 30, 2026

s/Zonel Pascasio

Zonel Pascasio

DIRECTOR OF THE COMPANY

APRIL 30, 2026

Appendix 1 – Financial Statements

TA FINTECH, INC.

FINANCIAL STATEMENTS
PERIOD ENDED DECEMBER 31, 2025
(Unaudited)

(Expressed in United States Dollars)

TA Fintech Inc.

INDEX TO FINANCIAL STATEMENTS

TA Fintech Inc.

TA FINTECH INC
BALANCE SHEET

As of	(Unaudited) Dec-25	(Audited) Dec-24
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash and Cash Equivalents	1,789,195	21,791,343
Investments in Equity Securities	12,859,181	5,267,427
Refundable Deposit	200,000	200,000
Accounts Receivable	801,623	168,225
Due From Related Parties	-	2,500
Total current assets	15,649,999	27,429,495
Non-Current Assets :		
Intangible assets	349,427	609,454
Investment in Subsidiary	60,000	-
Total Non-Current Assets :	409,427	609,454
Total assets	16,059,426	28,038,949
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts Payable	17,000	16,645
Credit Cards	49,447	115,938
Current Portion of Related Party Loans	-	803
Deferred revenue	15,066,211	6,864,972
Total current liabilities	15,132,658	6,998,358
Total liabilities	15,132,658	6,998,358
STOCKHOLDERS EQUITY		
Common Stock	194,453	186,394
Additional Paid in Capital	108,688,152	93,328,386
Retained Earnings/(Accumulated Deficit)	(107,955,837)	(72,474,189)
Total stockholders' equity	926,768	21,040,591
Total liabilities and stockholders' equity	16,059,426	28,038,949

See accompanying notes to financial statements.

TA FINTECH, INC
STATEMENT OF OPERATIONS

	(Unaudited) January 1, 2025 to December 31, 2025	(Audited) January 1, 2024 to December 31, 2024
(USD $ In Dollars)		
Net revenue	12,942,362	9,617,239
Cost of Revenue	(3,652,214)	(3,279,585)
Gross Profit/ (Loss)	**9,290,148**	**6,337,654**
Operating expenses		
General and administrative	13,020,496	21,282,755
Research and Development	31,566,284	27,215,251
Selling and marketing	1,228,631	3,285,233
Total operating expenses	**45,815,411**	**51,783,239**
Net Operating Income/(Loss)	(36,525,263)	(45,445,586)
Other Income	1,043,615	321,027
Interest expense	-	-
Income/(Loss) before provision for Income taxes	(35,481,648)	(45,124,559)
Provision/(Benefit) for Income taxes	-	4,097,494
Net income/(Net Loss)	**(35,481,648)**	**(49,222,053)**

See accompanying notes to financial statements.

TA FINTECH, INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock		Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount			
Balance—December 31, 2022	30,305,575	30,306	7,716,350	(13,553,353)	(5,806,697)
Stock Split Adjustment (4:1)	90,916,725	90,918	-	-	90,918
Issuance of Stock	17,016,147	17,014	22,520,994	-	22,538,008
Net income/(loss)	-	-	-	(9,698,783)	(9,698,783)
Balance—December 31, 2023	138,238,447	138,238	30,237,344	(23,252,136)	7,123,446
Issuance of Stock	48,156,073	48,156	63,091,042	-	63,139,198
Net income/(loss)	-	-	-	(49,222,053)	(49,222,053)
Balance—December 31, 2024	186,394,520	186,394	93,328,386	(72,474,189)	21,040,591
Issuance of Stock	8,059,941	8,059	15,359,766	-	15,367,825
Net income/(loss)	-	-	-	(35,481,648)	(35,481,648)
Balance—December 31, 2025	194,454,461	194,453	108,688,152	(107,955,837)	926,768

See accompanying notes to financial statements.

TA Fintech Inc.

TA FINTECH, INC
STATEMENT OF CASH FLOWS

As of	(Unaudited) December 31, 2025	(Audited) December 31, 2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	(35,481,648)	(49,222,053)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Amortization expenses	260,027	255,464
Change in Fair Value of Equity Securities	812,243	(336,435)
Deferred tax assets	-	4,097,494
Changes in operating assets and liabilities:		
Due From Related Parties	1,697	(2,500)
Accounts Receivable	(633,398)	(168,225)
Accounts Payable	355	(20,268)
Credit Cards	(66,491)	(30,048)
Deferred Revenue	8,201,239	4,569,240
Net cash provided/(used) by operating activities	(26,905,976)	(40,857,331)
CASH FLOW FROM INVESTING ACTIVITY		
Investments in Equity Securities	(8,403,997)	(4,930,992)
Investment in Subsidiary	(60,000)	-
Purchases of Property and Equipment	-	-
Net cash provided/(used) in investing activity	(8,463,997)	(4,930,992)
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock	15,367,825	63,139,198
Additional paid-in capital	-	-
Net cash provided/(used) by financing activities	15,367,825	63,139,198
Change in cash	(20,002,148)	17,350,875
Cash—beginning of year	21,791,343	4,440,468
Cash—end of year	1,789,195	21,791,343
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	-	-
Cash paid during the year for income taxes	-	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	-	-
Issuance of equity in return for note	-	-
Issuance of equity in return for accrued payroll and other liabilities	-	-

See accompanying notes to financial statements.

TA FINTECH, INC
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED TO DECEMBER 31, 2025

1.   NATURE OF OPERATION

TA Fintech, Inc. was incorporated on September 24, 2021, in the state of Delaware. The financial statements of TA Fintech, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

TA Fintech Inc. is a software service provider. The software is sold on a subscription basis and is used to facilitate its subscriber to harness the power of big data technology to level the field of investing in the stock market.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2025, the Company's cash and cash equivalents exceeded FDIC-insured limits by $1,289,195 (2024: $21,291,343). The excess includes amounts held in the Company's IBKR accounts. Cash held with IBKR totaled $1,411,824 and $2,083,294 as of December 31, 2025 and December 31, 2024, respectively.

Refundable Deposit

Refundable deposit consists of a deposit maintained by the Company's merchant account processing company. As of December 31, 2025 and December 31, 2024, the refundable deposits were $200,000 and $200,000, respectively.

Equity Securities – Interactive Brokers

The Company holds an investment in Vanguard equity securities, which is accounted for in accordance with ASC 321, Investments – Equity Securities. Under ASC 321, equity investments are measured at fair value, with changes in fair value recorded in earnings each reporting period.

The Company determines fair value based on quoted market prices (Level 1) where available. If observable market data is not available, fair value is estimated using appropriate valuation techniques (Level 2 or Level 3).

TA FINTECH, INC
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED TO DECEMBER 31, 2025

If the investment does not have a readily determinable fair value and does not qualify for fair value measurement under the practicability exception, it is measured at cost, adjusted for observable price changes in orderly transactions for the same or similar investment.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments). The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 – Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 – Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 – Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

TA FINTECH, INC
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED TO DECEMBER 31, 2025

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 7, 2026, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. COMMON STOCK

The Company is authorized to issue 800,000,000 shares of common stock with par value of $0.001. As of December 31, 2025, 194,454,461 shares of common stock have been issued and were outstanding.

4. INCOME TAXES

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, the Company had no unrecognized tax benefits (2024: Nil).

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, the Company had no accrued interest and penalties related to uncertain tax positions (2024: Nil).

TA FINTECH, INC
NOTES TO FINANCIAL STATEMENTS
FOR PERIOD ENDED TO DECEMBER 31, 2025

5.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. The management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2025 and December 31, 2024.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2025 and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025, through January 7, 2026, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

Appendix 2 – Officer Certification

I, Carlos Cruz, certify that the financial statements of TA Fintech, Inc. included in this Form are true and complete in all material respects.

s/Carlos Cruz

CARLOS CRUZ

CHIEF EXECUTIVE OFFICER AND DIRECTOR OF THE COMPANY, ALSO SIGNING AS PRINCIPAL FINANCIAL OFFICER

APRIL 30, 2026